U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  FORM 10-SB/A

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            GAMA COMPUTER CORPORATION
                    ------------ ---------------------------
             (Exact name of registrant as specified in its charter)


          Delaware                                              98-0215787
    ---------------------                                   ------------------
(State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                            Identification No.

                                Blvd. Hidalgo #67
                           Entre Campodonico y Londres
                                 Col. Centenario
                       Hermosillo, Sonora Mexico CP 83260
                    --- ------------------------------------
                    (Address of principal executive offices)
                                   (Zip Code)

                                011-52-62-171221
                           ------- ------------------
              (Registrant's telephone number, including area code)


           Securities to be registered under Section 12(b) of the Act:

         Title of Each Class                Name of Each Exchange on which
         to be so Registered                Each Class is to be Registered
         -------------------                ----------------------------------

                                      None

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                             ------ --------------
                                (Title of Class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

      The Company was incorporated in January 1998. The Company is in the development stage and as of September 30, 2000 has not generated any revenue from its operations.

      The Company initially plans to derive its revenues from the sale of the following services:

o     Web site hosting
o     Web site domain name registration
o     Internet telecommunications

      The  Company   activities  as  of  September  30,  2000  were  limited  to registering domain names for third parties wanting to establish web sites.

      The Company's target market is the Spanish speaking businesses and individuals in the southwestern United States, Mexico and other Central and South American countries. By way of example, the Mexican "small office/home office" market consists of approximately 16,000 businesses with annual revenues of $5,000,000 to $10,000,000 (U.S. $). The Company believes this sector of the Mexican economy is behind their larger competitors with respect to the use of the internet in their operations.

Web Site Hosting

      Web Site Hosting is a service offered to businesses that have web pages they want to make available via the internet. Once a web page has been developed, it must be placed on a special computer (known as a "server") so that it can be made available via the worldwide web. The Company plans to host multiple web sites on servers which it plans to purchase. After the servers have been purchased and installed the maintenance and cost associated with hosting is normally minimal. Typical pricing for web page hosting varies from $25 to $1,000 per month depending on the complexity and size of the site and the traffic generated.

      The overall market for webhosting services for Hispanic businesses in the southwestern United States, Mexico and other Central and South American countries is unknown. The number of websites maintained by business and individuals in Mexico is approximately 40,000.

      The principal competing Web Site Hosting firms in Mexico are:

      Name                    Number of Web Sites Hosted

      Datanet S.A. de C.V.              1552
      Infosel                           1121
      Interplanet, S.A. de C.V.          857
      Infoaccess S.A. de C.V.            728
      Telmex                             634

Domain Name Registration

      Since August 2000 the Company has provided internet domain name registration services. A domain name, such as "mybrand.com", is the address of a website on the Internet and is registered through companies known as registrars. Domain names serve as part of the infrastructure for Internet communications and registering a domain name is one of the first steps for individuals and businesses seeking to establish an online identity through a website.

      As of September 30, 2000 the Company had registered approximately 25 domain names.

      The Company's competitors in this area include Registrar.com, Network Solutions and PSI Net, all of which have greater financial resources and name recognition than the Company.

Internet Telecommunications

      The Company plans to build an Internet telecommunications network which will be capable of delivering multiple services including voice, fax, data and video. The Company plans to lease capacity on existing private Internet Protocol or I.P. circuits from existing carriers and install new, carrier grade Internet Telephony gateway equipment to enable the reliable delivery of high quality voice, data, fax and video signals over I.P. based networks on an international basis.

      This type of service known generally as Internet Telephony, I.P. Telephony or Voice Over I.P. offers significant advantages over conventional telecommunications systems including significantly reduced equipment costs, improved bandwidth efficiency, direct routing of calls, lower costs and improved ease of network administration and delivery of multi-media services over a single network infrastructure. I.P. Telephony combines the low cost global reach of the Internet and the high quality and security of private I.P based networks with the public telephone system's ease of access.

      In its infancy today, the IP services market is estimated to increase to $1.8 billion by the year 2001. Due to competition, rates are low for both business and residential calls placed within North America. However with international long distance rates in Mexico and other Latin American countries costing well in excess of $0.50 per minute, the Company believes that it can earn attractive gross profit margins while offering service at substantial discounts to currently available long distance rates. The Company plans to market its internet telecommunications network to small-to-mid sized corporate customers which need a cost-effective means of combining long distance voice, fax and video communications.

      Significant improvements have occurred in the compression and transmission of voice over the Internet over the last several years. The quality of service of Internet Telephony is now equivalent to that of a digital cellular phone or a quality analog cell phone connection. Internet Telephony technology is continuously evolving and it is expected that further improvements in technology will allow Internet Telephony to rival that of conventional telephony networks. The gateway equipment being deployed by the Company is standards-based and utilizes the newest digital signal processing and error correction technologies for improved voice sampling and compression and reduced latency. These technologies will enable the Company to provide high quality, commercial voice services with carrier class reliability (99.999% availability of service).

      Unlike the transmission of telephone calls or facsimile messages over traditional land based electrical wires, telephone calls or other data transmitted over I.P. networks are first converted into digital packets and then sent by means of high speed land based transmission lines, satellites and/or microwave systems in packet form. Data transmitted over the Internet is also, prior to transmission, compressed such that much larger amounts of data can be transmitted than over traditional circuit switched telephone lines. As a result, the cost of telephone calls made over I.P networks are more bandwidth efficient and each call is much less expensive to transport than calls made through traditional long distance telephone carriers. Computer systems, known as gateways, act as the interconnection between the Internet or I.P. networks and the traditional public switched telephone networks. The Company intends to install gateways in countries that it has identified as having suitable long distance opportunities, with the first gateways to be installed in Mexico and certain other countries in Central America.

      A telephone call made using Internet telephony begins with a telephone connected to the lines of the local public switched telephone network operator. The caller dials a local telephone number that connects to a gateway nearest the caller (the "originating gateway"). The caller then enters the long distance telephone number which the caller is attempting to reach (the "destination number"). The originating gateway directs the call over the Internet to the gateway that is located closest to the destination number (the "terminating gateway"). Once the call reaches the terminating gateway the call is then switched to the local telephone network and is routed to the destination number. The entire call completion process takes only a few seconds.

      If a gateway does not exist in the local calling area from which the caller is placing the call, the call is transferred (at a charge to the Company) through regular telephone lines to the nearest originating gateway. If a gateway does not exist in the local calling area of the destination number, the call is transferred (at a charge to the Company) from the terminating gateway through regular telephone lines to the destination number. The Company will therefore be able to reduce its costs and increase its profit for calls which originate and terminate through gateways which are in the local calling areas of the persons originating and receiving the call.

Competition

Two significant barriers to entry in the traditional long distance telephone market are size (minimum efficient scale of operations) and regulatory constraints which preclude smaller companies from gaining significant market share. Internet telephony effectively eliminates or reduces these barriers since it is presently unregulated and enjoys economies of scale by using the Internet and private I.P. networks as a common voice video and data network. The Company believes Internet telephony will decrease barriers to entry and increase competition in the long distance industry.

The Company believes that its ability to compete in the Internet Telephony Industry successfully will depend upon a number of factors, including the pricing policies of competitors and suppliers; the capacity, reliability, availability and security of the Internet telephony infrastructure; marketing; the timing of introductions of new products and services into the industry; the Company's ability to support existing and emerging industry standards; the

Company's ability to balance network demand with the fixed expenses associated with network capacity; and industry and general economic trends.

The market for telecommunications services is extremely competitive and there are a growing number of competitors in the Internet Telephony Industry. There are many companies that offer business communications services and which will compete with the Company at some level. These include large telecommunications companies and carriers such as AT&T, MCI, and Sprint; and Telmex, smaller, regional resellers of telephone line access; and other existing Internet telephony companies. These companies, as well as others, including manufacturers of hardware and software used in the business communications industry, could in the future develop products and services that could compete with those of the Company on a direct basis. Almost all of these entities have far greater financial and organizational resources than the Company and control significant market share in their respective industry segments. There is no assurance that the Company will be able to successfully compete in the Internet telephony Industry.

Government Regulation

      The Company plans to use the Internet for transmission of long distance telephone calls. Presently, the Federal Communication Commission in the United States ("FCC") and the Comsion Federal de Telecomunicaciones in Mexico ("COFETEL") do not regulate companies that provide Internet Telephony services as common carriers or telecommunications service providers. Notwithstanding the current state of these regulations, the potential jurisdiction of the FCC and COFETEL over the Internet is broad because the Internet relies on wire and radio communications facilities and services over which these regulatory authorities have long-standing authority.

      Prior to beginning the installation of its internet telephony network in Mexico, the Company will need a determination from the Mexican government that the Company's proposed internet telephony network will not be similar to the Mexican public telephone system and will therefore not be subject to the same regulations.

      The Company will be required to comply with regulations regarding the operation of its business in each jurisdiction in which its operates.

General History

     GAMA, Inc. (the Company) was incorporated in Colorado on December 10, 1997. On January 9, 1998 the Company reorganized as a Delaware Corporation and changed its name from GAMA, Inc. to Gama Computer Corporation.

     On  December  11,  1997  Bona  Vista  West  Ltd.,  the  Company's   initial
shareholder, purchased 3,000,000 shares of common stock for $5,000 in cash.

      On December 26, 1997 the Company issued 175,456 shares of its common stock in a share-for-share exchange with the Series J common shareholders of STB Corp. At the time of this transaction Bona Vista West Ltd. owned approximately 80% of the issued and outstanding shares of STB Corp. and received 140,365 shares of the Company's common stock in exchange for its shares in STB Corp. The Company's investment in STB Corp. was valued at $175. STB Corp. was dissolved in December 1998.

      On December 19, 1997, the Company sold an additional 100 shares of its common stock to Bona Vista West Ltd. for $10.

     In May 1998 Bona Vista West Ltd. sold 3,100,000 shares of the Company's common stock to Pedro Villagran Garcia, an officer and director of the Company.

      On July 31, 1998 the Company sold 80,000 shares of its common stock to Pedro Villagran Garcia for $20,000 in cash.

      The Company's initial business plan was to acquire MCA Computers, a corporation actively involved in the sale of computers since March 1997 and to sell computers in Mexico and Latin America. The Company acquired MCA Computers in October 1998. In November 1999 the Company and the former owners of MCA Computers agreed to rescind the this acquisition effective as of October 1998.

Employees

      As of September 30, 2000, the Company had no full-time employees. The Company plans to hire employees as may be required by the level of the Company's operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

      During the year ended December 31, 1999 the Company's operations used $132,158 in cash. The Company funded its operating losses during this period through the private sale of shares of the Company's common stock.

      During the nine months ended September 30, 2000 the Company's operations used $49,651 in cash. The Company funded its operating losses during this period through the private sale of shares of the Company's common stock and a loan from a shareholder.

      During the six months ending March 31, 2001 the Company will need approximately $1,000,000 in capital for the following purposes:

o     Operating expenses                                           $430,000
o     Purchase of computer equipment for web site
       hosting operations                                          $400,000
o     Advertising and promotion                                    $170,000

      The Company plans to lease the equipment necessary for its internet telecommunications network. As of September 30, 2000 the Company did not have any commitments or agreements with any third party concerning financing the purchase of the equipment for this network.

      If the Company suffers additional losses, the Company will need to obtain additional capital in order to continue operations.

      The Company does not have any available credit, bank financing or other external sources of liquidity. Due to historical operating losses, the Company's operations have not been a source of liquidity. In order to obtain capital, the Company may need to sell additional shares of its common stock or borrow funds from private lenders. There can be no assurance that the Company will be successful in obtaining additional funding.

ITEM 3.  PROPERTIES

      See Item 1 of this report.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth the number of and percentage of outstanding shares of common stock owned by the Company's officers, directors and those shareholders owning more than 5% of the Company's Common Stock as of September 30, 2000.

                                    Shares of
Name and Address                Common Stock (1)        Percent of Class
----------------                ----------------      --------------------

Pedro Villagran Garcia            2,210,550                   65%
Blvd. Hidalgo #67
Entre Campodonico y Londres
Col. Centernario
Hermosillo, Sonora Mexico
CP 83260

Alvaro Villagran Garcia             200,000                  5.9%
Blvd. Hidalgo #67
Entre Campodonico y Londres
Col. Centernario
Hermosillo, Sonora Mexico
CP 83260

All officers and directors as     2,410,550                 70.9%
 a group (2 persons).

(1) Excludes shares issuable prior to December 31, 2000 upon the exercise of options or warrants granted to the following persons:

                             Options exercisable prior
Name                            to December 31, 2000

Pedro Villagran Garcia                  200,000
Alvaro Villagran Garcia                 100,000

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      The following sets forth certain information concerning the present management of the Company:

      Name                       Age         Position with Company

      Pedro Villagran Garcia     31          President and a director
      Alvaro Villagran Garcia    30          Secretary and a director

     Pedro Villagran Garcia has been the Company's President and a director since June 1998. Between 1992 and 1993 Mr. Villagran was the purchasing manager for Aeromexico's commuter airline, "Areolitoral." Between 1993 and 1994 Mr. Villagran was the manager in charge of the Airline Revenue Enhancement Department of Areolitoral. Since October 1995 Mr. Villagran has been the Vice President of Farallon Resources, Ltd. a corporation engaged in the exploration for precious metals.

      Alvaro Villagran Garcia has been the Company's Secretary and a director since July 2000. Since January 1993, Mr. Villagran has worked as senior partner in a law firm based in Hermosillo, Sonora, Mexico.

ITEM 6.  EXECUTIVE COMPENSATION

      The following table sets forth in summary form the compensation received by (i) the Chief Executive Officer of the Company and (ii) by each other executive officer of the Company who received in excess of $100,000 during the fiscal year ended December 31, 1999.

                 Annual Compensation                    Long Term Compensation
      -------------------------------------------  -----------------------------
                                                      Re-                 All
                                           Other     stric-              Other
                                          Annual      ted                Com-
Name and                                 Compen-    Stock    Options     pensa-
Principal        Fiscal  Salary  Bonus   sation     Awards   Granted     tion
Position          Year     (1)     (2)     (3)        (4)      (5)        (6)
---------        ------  ------  -----   ------     ------   -------     -----

Pedro Villagran
 Garcia, President1999      --       --  $34,000       --         --        --

(1) The dollar value of base salary (cash and non-cash) received.

(2) The dollar value of bonus (cash and non-cash) received.

(3) Any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property. Amount in the table represents consulting fees paid to a corporation controlled by Mr. Villagran.

(4) During the period covered by the foregoing table, the shares of restricted stock issued as compensation for services. The table below shows the number of shares of the Company's Common Stock owned by the officer listed above, and the value of such shares as of December 31, 1999. Since the Company's common stock was not publicly traded at December 31, 1999, the value of the Company's common stock on that date was deemed to be $1.00 per share, which was the price at which the Company sold shares of common stock subsequent to December 31, 1999.

      Name                          Shares            Value

      Pedro Villagran Garcia      2,210,550        $2,210,550

(5) The shares of Common Stock to be received upon the exercise of all stock options granted during the period covered by the table.

(6) All other compensation received that the Company could not properly report in any other column of the table including annual Company contributions or other allocations to vested and unvested defined contribution plans, and the dollar value of any insurance premiums paid by, or on behalf of, the Company with respect to term life insurance for the benefit of the named executive officer, and the full dollar value of the remainder of the premiums paid by, or on behalf of, the Company.

    The following shows the amounts which the Company expects to pay its officers during the year ending December 31, 2000 and the time which the Company's executive officers plan to devote to the Company's business. The Company does not have employment agreements with any of its officers.

                                  Proposed                Time to be Devoted
Name                          Compensation            To Company's Business

Pedro Villagran Garcia          $25,000                         100%
Alvaro Villagran Garcia          $1,000                          25%

Options Granted During Fiscal Year Ending December 31, l999

    The following tables set forth information concerning the options granted, during the fiscal year ended December 31, 1999, to the Company's officers and directors, and the fiscal year-end value of all unexercised options (regardless of when granted) held by these persons. The options held by Mr. Sharpe were not granted pursuant to the Company's stock option plans.

                                         Individual Grants
                 ----            -------------------------------------------
                                   % of Total
                                     Options
                                    Granted to        Exercise
                       Options     Employees in       Price Per  Expiration
 Name                Granted (#)     Fiscal Year       Share       Date
------               -----------   -------------      ---------  ----------

     --                None            N/A            N/A          N/A

     Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

                                                  Number of
                                                 Securities      Value of
                                                 Underlying     Unexercised
                                                 Unexercised    In-the-Money
                                                  Options at     Options at
                                             December 31, 1999 December 31, 1999
                Shares Acquired                  Exercisable/    Exercisable/
Name              on Exercise    Value Realized  Unexercisable   Unexercisable
----            ---------------  --------------  -------------  ----------------

 --                   None             N/A            N/A              N/A


Long Term Incentive Plans - Awards in Last Fiscal Year

      None.

Employee Pension, Profit Sharing or Other Retirement Plans

      The Company does not have a defined benefit, pension plan, profit sharing or other retirement plan, although the Company may adopt one or more of such plans in the future.

Compensation of Directors

      Standard Arrangements. At present the Company does not pay its directors for attending meetings of the Board of Directors, although the Company expects to adopt a director compensation policy in the future. The Company has no standard arrangement pursuant to which directors of the Company are compensated for any services provided as a director or for committee participation or special assignments.

      Other Arrangements. During the year ended December 31, 1999, and except as disclosed elsewhere in this registration statement, no director of the Company received any form of compensation from the Company.

      See " Stock Option and Bonus Plans" below for information concerning stock options and stock bonuses granted to the Company's officers and directors.

Stock Option and Bonus Plans

      The Company has an Incentive Stock Option Plan, a Non-Qualified Stock Option Plan and a Stock Bonus Plan. A summary description of each Plan follows. In some cases these three Plans are collectively referred to as the "Plans".

      Incentive Stock Option Plan. The Incentive Stock Option Plan authorizes the issuance of options to purchase up to 500,000 shares of the Company's Common Stock, less the number of shares already optioned under both this Plan and the Non-Qualified Stock Option Plan. The Incentive Stock Option Plan became effective on October 1, 2000 and will remain in effect until October 1, 2010 unless terminated earlier by action of the Board. Only officers, directors and key employees of the Company may be granted options pursuant to the Incentive Stock Option Plan.

       In order to qualify for incentive stock option treatment under the Internal Revenue Code, the following requirements must be complied with:

      1. Options granted pursuant to the Plan must be exercised no later than:

      (a) The expiration of thirty (30) days after the date on which an option holder's employment by the Company is terminated.

      (b) The expiration of one year after the date on which an option holder's employment by the Company is terminated, if such termination is due to the Employee's disability or death.

      2. In the event of an option holder's death while in the employ of the Company, his legatees or distributees may exercise (prior to the option's expiration) the option as to any of the shares not previously exercised.

      3. The total fair market value of the shares of Common Stock (determined at the time of the grant of the option) for which any employee may be granted options which are first exercisable in any calendar year may not exceed $100,000.

      4. Options may not be exercised until one year following the date of grant. Options granted to an employee then owning more than 10% of the Common Stock of the Company may not be exercisable by its terms after five years from the date of grant.

      5. The purchase price per share of Common Stock purchasable under an option is determined by the Committee but cannot be less than the fair market value of the Common Stock on the date of the grant of the option (or 110% of the fair market value in the case of a person owning the Company's stock which represents more than 10% of the total combined voting power of all classes of stock).

      Non-Qualified Stock Option Plan. The Non-Qualified Stock Option Plan authorizes the issuance of options to purchase up to 500,000 shares of the Company's Common Stock less the number of shares already optioned under both this Plan and the Incentive Stock Option Plan. The Non-Qualified Stock Option Plan became effective on October 1, 2000 and will remain in effect until October 1, 2010 unless terminated earlier by the Board of Directors. The Company's employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the Plan, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. The option exercise price is determined by the Committee but cannot be less than the market price of the Company's Common Stock on the date the option is granted.

      Options granted pursuant to the Plan not previously exercised terminate upon the date specified when the option was granted.

      Stock Bonus Plan. Up to 500,000 shares of Common Stock may be granted under the Stock Bonus Plan. Such shares may consist, in whole or in part, of authorized but unissued shares, or treasury shares. Under the Stock Bonus Plan, the Company's employees, directors, officers, consultants and advisors are eligible to receive a grant of the Company's shares; provided, however, that bona fide services must be rendered by consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction.

      Other Information Regarding the Plans. The Plans are administered by the Company's Board of Directors. The Board of Directors has the authority to interpret the provisions of the Plans and supervise the administration of the Plans. In addition, the Board of Directors is empowered to select those persons to whom shares or options are to be granted, to determine the number of shares subject to each grant of a stock bonus or an option and to determine when, and upon what conditions, shares or options granted under the Plans will vest or otherwise be subject to forfeiture and cancellation.

      In the discretion of the Board of Directors, any option granted pursuant to the Plans may include installment exercise terms such that the option becomes fully exercisable in a series of cumulating portions. The Board of Directors may also accelerate the date upon which any option (or any part of any options) is first exercisable. Any shares issued pursuant to the Stock Bonus Plan and any options granted pursuant to the Incentive Stock Option Plan or the Non-Qualified Stock Option Plan will be forfeited if the "vesting" schedule established by the Board of Directors at the time of the grant is not met. For this purpose, vesting means the period during which the employee must remain an employee of the Company or the period of time a non-employee must provide services to the Company. At the time an employee ceases working for the Company (or at the time a non-employee ceases to perform services for the Company), any shares or options not fully vested will be forfeited and cancelled. In the discretion of the Board of Directors payment for the shares of Common Stock underlying options may be paid through the delivery of shares of the Company's Common Stock having an aggregate fair market value equal to the option price, provided such shares have been owned by the option holder for at least one year prior to such exercise. A combination of cash and shares of Common Stock may also be permitted at the discretion of the Board of Directors.

      Options are generally non-transferable except upon death of the option holder. Shares issued pursuant to the Stock Bonus Plan will generally not be transferable until the person receiving the shares satisfies the vesting requirements imposed by the Board of Directors when the shares were issued.

      The Board of Directors of the Company may at any time, and from time to time, amend, terminate, or suspend one or more of the Plans in any manner it deems appropriate, provided that such amendment, termination or suspension cannot adversely affect rights or obligations with respect to shares or options previously granted. The Board of Directors may not, without shareholder approval: make any amendment which would materially modify the eligibility requirements for the Plans; increase or decrease the total number of shares of Common Stock which may be issued pursuant to the Plans except in the case of a reclassification of the Company's capital stock or a consolidation or merger of the Company; reduce the minimum option price per share; extend the period for granting options; or materially increase in any other way the benefits accruing to employees who are eligible to participate in the Plans.

      The Plans are not qualified under Section 401(a) of the Internal Revenue Code, nor are they subject to any provisions of the Employee Retirement Income Security Act of 1974.

      Summary. The following sets forth certain information as of September 30, 2000, concerning the stock options and stock bonuses granted by the Company. Each option represents the right to purchase one share of the Company's Common Stock.

                             Total        Shares                    Remaining
                             Shares    Reserved for       Shares     Options/
                            Reserved   Outstanding     Issued As     Shares
Name of Plan               Under Plan    Options      Stock Bonus   Under Plan
------------               ----------  ------------   -----------   ----------

Incentive Stock Option Plan  500,000         --            N/A       500,000
Non-Qualified Stock Option
  Plan                       500,000    300,000            N/A       200,000
Stock Bonus Plans            500,000        N/A             --       500,000

      On October 1, 2000 options to purchase 200,000 shares of the Company's common stock were granted to Pedro Villagran, and options to purchase 100,000 shares of common stock were granted to Alvaro Villagran. The options were granted pursuant to the Company's Non-Qualified Stock Option Plan, are exercisable at a price of $0.25 per share, and expire on September 30, 2010.

ITEM 7. CERTAIN  RELATIONSHIPS  AND RELATED  TRANSACTIONS

     The following table provides information concerning shares of the Company's common stock issued to the Company's officers and directors since the inception of the Company:

     On  December  11,  1997  Bona  Vista  West  Ltd.,  the  Company's   initial
shareholder, purchased 3,000,000 shares of common stock for $5,000 in cash.

      On December 26, 1997 the Company issued 175,456 shares of its common stock in a share for share exchange with the Series J common shareholders of STB Corp. At the time of this transaction Bona Vista West Ltd. owned approximately 80% of the issued and outstanding shares of STB Corp. and received 140,365 shares of the Company's common stock in exchange for its shares in STB Corp. The Company's investment in STB Corp. was valued at $175. STB Corp. was dissolved in December 1998.

      On December 19, 1997, the Company sold an additional 100 shares of its common stock to Bona Vista West Ltd. for $10.

     In May 1998 Bona Vista West Ltd. sold 3,100,000 shares of common stock to Pedro Villagran Garcia, an officer and director of the Company.

      On July 31, 1998 the Company sold 80,000 shares of its common stock to Pedro Villagran Garcia for $20,000 in cash.

      Subsequent to July 31, 1998 Pedro Villagran Garcia sold or gifted 969,450 shares of the Company's common stock to various third parties.

     The Company has a Rental and Services Agreement with Prestadora de Sistemas S.C., a corporation controlled by Pedro Villagran Sr., who is the father of the Company's President. Pursuant to the terms of this agreement Prestadora de Sistemas S.C. provides the Company with office services in consideration for $50,000 per year. In 1999 the Company paid $50,000 to Prestadora de Sistemas S.C. for services provided pursuant to this agreement. The Rental and Services Agreement can be terminated by the Company at any time.

      Pedro Villagran Garcia provides the Company with management consulting services pursuant to an agreement which requires the Company to pay Mr. Garcia $20,000 during 1998, 1999 and 2000. Since January 1, 1998 the Company has paid $44,000 to Pedro Villagran Garcia for services provided pursuant to this agreement. This consulting agreement can be terminated by the Company at any time

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

      The Company is authorized to issue 30,000,000 shares of Common Stock. As of the September 30, 2000 the Company had 3,411,137 shares of Common Stock issued and outstanding. Holders of Common Stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors.

      Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid until the Company is in profit.

      Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable and all of the shares of Common stock offered hereby will be, upon issuance, fully paid and non-assessable.

Preferred Stock

      The Company is authorized to issue up to 5,000,000 shares of Preferred Stock. The Company's Articles of Incorporation provide that the Board of Directors has the authority to divide the Preferred Stock into series and, within the limitations provided by Delaware statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the Preferred Stock without shareholder approval, the Preferred Stock could be issued to defend against any attempted takeover of the Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

      As of September 30, 2000, there were approximately fifty record owners of the Company's Common Stock. The Company's common stock is traded in the over-the-counter market under the symbol "GMCP". Set forth below are the range of high and low bid quotations for the periods indicated as reported by the National Quotation Bureau. The market quotations reflect interdealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. The Company's common stock first became eligible for trading in June 2000.

      Month Ending                      High           Low

      June 2000                           *              *
      July 2000                       $0.25          $0.25
      August 2000                         *              *
      September 2000                      *              *
      October 2000                        *              *
      November 2000                       *              *

*  No trading occurred during this month.

      Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. The Company has not paid any dividends and the Company does not have any current plans to pay any dividends.

ITEM 2.  LEGAL PROCEEDINGS.
         -----------------

      The Company is not engaged in any litigation, and the officers and directors presently know of no threatened or pending litigation in which it is contemplated that the Company will be made a party.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
         ---------------------------------------------

      None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

      The following sets forth certain information concerning all securities issued by the Company which have not been registered under the Securities Act of 1933.

     On  December  11,  1997  Bona  Vista  West  Ltd.,  the  Company's   initial
shareholder, purchased 3,000,000 shares of common stock for $5,000 in cash.

      On December 26, 1997 the Company issued 175,456 shares of its common stock in a share for share exchange with the Series J common shareholders of STB Corp. At the time of this transaction Bona Vista West Ltd. owned approximately 80% of the issued and outstanding shares of STB Corp. and received 140,365 shares of the Company's common stock in exchange for its shares in STB Corp. The Company's investment in STB Corp. was valued at $175. STB Corp. was dissolved in December 1998.

      On December 19, 1997, the Company sold an additional 100 shares of its common stock to Bona Vista West Ltd. for $10.

     In May 1998 Bona Vista West Ltd. sold 3,100,000 shares of common stock to Pedro Villagran Garcia, an officer and director of the Company.

      On July 31, 1998 the Company sold 80,000 shares of its common stock to Pedro Villagran Garcia for $20,000 in cash.

      Subsequent to July 31, 1998 Pedro Villagran Garcia sold or gifted 969,450 shares of the Company's common stock to various third parties.

      On March 1, 1999 the Company's shareholders approved a 1-for-100 reverse split of the Company's common stock. No fractional shares were issued as a result of the reverse stock split and each holder of a fractional share, upon written application to the Company, is entitled to be paid $0.10 for each share held by the shareholder as of March 1, 1999. On March 8, 1999 the Company's shareholders approved a 100-for-1 forward split of the Company's common stock. The effect of the reverse and subsequent forward stock splits was to eliminate several hundred record shareholders who each owned less than 100 shares of the Company's common stock. Since no fractional shares were issued as a result of the reverse stock split, the Company's issued and outstanding shares of common stock were reduced by 3,190 shares.

      Between March 15, 1999 and June 30, 2000 the Company sold 138,771 shares of common stock to 51 persons for $138,771 in cash.

      During the nine months ending September 30, 2000 the Company issued 30,000 shares of common stock for services rendered.

      All the sales of the Company's common stock were exempt from registration pursuant to Rule 504 of the Securities and Exchange Commission. No underwriters were involved with the sale of these securities and no commissions were paid to any person in connection with the issuance of these shares.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
         -----------------------------------------

      The Company's Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reason- ably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                            GAMA COMPUTER CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS


                Year ended December 31, 1999 and the Period from
              January 9, 1998 (inception) through December 31, 1999
                       with Report of Independent Auditors

                        Wrinkle, Gardner & Company, P.C.
                            Certified Public Accounts
                           211 E. Parkwood, Suite 100
                            Friendswood, Texas 77546
                                 (281) 992-2200


                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
GAMA Computer Corporation


We have audited the accompanying balance sheet of GAMA Computer Corporation (a Development Stage Company) as of December 31, 1999, and the related statements of earnings, shareholders' equity, and cash flows for the year then ended and for the period from January 9, 1998 (Inception) through December 31, 1999. These financial statements are the responsibility of the Company" management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GAMA Computer Corporation as of December 31, 1999, and the results of its operations and its cash flows for the periods then ended, in conformity with generally accepted accounting principles.



                                              Wrinkle, Gardner & Company, P.C.

Friendswood, Texas
March 23, 2000

GAMA Computer Corporation
(A Development Stage Company)
Balance Sheet
December 31, 1999


Assets
Current Assets
    Cash                                             $12,382
    Due from shareholder / related party                 795
                                                   ---------
            Total current assets                      13,177

Investment in STB Corp.                                  175
                                                     $13,352

Liabilities
Current Liabilities
    Accounts payable                                 $10,689
                                                     -------
            Total current liabilities                 10,689

Shareholders' Equity
    Common stock: $.0001 par value; 30,000,000 shares
            authorized; 3,381,137 shares issued and
            outstanding                                  338
    Additional paid in capital                       167,269
    Deficit accumulated during the development
            stage                                   (164,944)
                                                    ---------
            Total shareholders' equity                 2,663
                                                  -----------
                                                     $13,352









                             See accompanying notes.

GAMA Computer Corporation
(A Development Stage Company)
Statements of Earnings
Year Ended December 31, 1999 and the Period from January 9, 1998 (Inception) through December 31, 1999


                                                            January 9, 1998
                                    Year Ended              (Inception) to
                                    December 31,              December 31,
                                       1999                      1999
                                    --------------------------------------------

Operating expenses                  $ 142,847                  $ 164,944
                                    ---------                  ----------
Net (loss)                          $(142,847)                 $(164,944)
                                    ==========                 ==========







                             See accompanying notes.

GAMA Computer Corporation
(A Development Stage Company)
Statements of Shareholders' Equity
Year Ended December 31, 1999 and the Period from January 9, 1998 (Inception) through December 31, 1999


                                                              Deficit
                                                            Accumulated
                                                Additional  During the
                                Capital Stock    Paid in    Development
                                Shares  Amount    Capital     Stage      Total
                                ------  ------   ---------  -----------  -----

Issuance of 3,172,366 shares -
     January 9, 1998          3,172,366  $317      $4,867      $   --    $5,184
Issuance of 80,000 shares -
     July 8, 1998                80,000     8      19,992                20,000
Net loss for 1998                                             (22,097)  (22,097)
                      ----------------------------------------------------------
Balance at December 31,
     1998                     3,252,366   325      24,859     (22,097)    3,087
Issuance of 128,771 shares -
      March 25, 1999            128,771    13     142,410               142,423
Net loss for 1999                                            (142,847) (142,847)
                      ----------------------------------------------------------
Balance at December
     31, 1999                 3,381,137  $338    $167,269   $(164,944)   $2,663














                             See accompanying notes.

GAMA Computer Corporation
(A Development Stage Company)
Statements of Cash Flows
Year Ended December 31, 1999 and the Period from January 9, 1998 (Inception) through December 31, 1999


                                                               January 9, 1998
                                                Year Ended     (Inception) to
                                                December 31,      December 31,
                                                   1999              1999
                                                ---------------   --------------

Operating Activities
Net (loss)                                      $(142,847)        $(164,944)
Adjustments to reconcile net (loss) to net cash
  (used  in) operating activities:
     Changes in operating assets and liabilities:
          Accounts payable                         10,689            10,689
                                               ----------         ---------
Net cash (used in) operating activities          (132,158)         (154,255)

Investing Activities
Due from shareholder                               (3,295)             (795)
                                                   -------             -----
Net cash (used in) investing activities            (3,295)             (795)

Financing Activities
Issuance of common stock                          142,423           167,432
                                                  -------           -------
Net cash provided by financing activities         142,423           167,432
                                                  -------           -------
Increase in cash                                    6,970            12,382
Cash at beginning of period                         5,412                --
                                               ----------     -------------
Cash at end of period                            $ 12,382          $ 12,382
                                                 ========          =========










                             See accompanying notes.

GAMA COMPUTER CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GAMA, Inc. (the "Company") was incorporated in Colorado on December 10, 1997, and had no previous operations. On January 9, 1998, the Company reorganized as a Delaware corporation and changed its name from GAMA, Inc. to GAMA Computer Corporation ("GAMA"). In addition to the common stock described in the accompanying balance sheet, GAMA is authorized to issue 5,000,000 shares of preferred stock (par value $.0001). No preferred stock was issued or outstanding as of December 31, 1999. GAMA is a developmental stage company under Statement of Financial Accounting Standard ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises".

GAMA initially planned on assembling and manufacturing computers in Mexico. However, in October 1999, GAMA decided to enter the internet industry as GAMA PC. GAMA PC provides an internet infrastructure solution to businesses that want to be able to use the internet for e-commerce. GAMA's technical services platform enables users to access these services through its application service provider using the World Wide Web in order to communicate in the digital world.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Income Taxes: GAMA follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

GAMA incurred a net operating loss of $132,158 for the year ended December 31, 1999. No tax benefit or deferred tax asset has been recorded relating to the net operating loss because realization of the carryforward benefit is uncertain. For tax purposes, the net operating loss carryforward will expire in 2014.

GAMA COMPUTER CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS - Continued
December 31, 1999


NOTE B - RELATED PARTY TRANSACTIONS

GAMA has a "Rental and Other Services Agreement" with a related party which requires compensation of $50,000 annually. This amount was paid to the related party in April 1999 for 1999. GAMA also has an "Professional Services Consulting Agreement" with a majority shareholder which requires annual compensation of no less than $20,000 for the period from January 1, 1998 through December 31, 2000. Approximately $34,000 was paid related to this agreement in 1999.

NOTE C - COMMITMENTS AND CONTINGENCIES

In the course of its business affairs and operations, GAMA is subject to possible loss contingencies arising from federal, state, and local laws and regulations and third party litigation. There are no matters which, in the opinion of management, will have a material adverse effect on the financial position or results of operations of the Company.

                            GAMA COMPUTER CORPORATION
                              FINANCIAL STATEMENTS


                               September 30, 2000
                                   (unaudited)

GAMA Computer Corporation
(A Development Stage Company)

BALANCE SHEET (Unaudited)
September 30, 2000


Assets
Current Assets
    Cash                                                          $  13,064
                                                                  ---------
                                                                  $  13,064


Liabilities
Current Liabilities
    Due to shareholder / related party                            $  37,863
    Accounts payable                                                 16,004
                                                                  ---------
                  Total current liabilities                          53,867


Shareholders' Equity
    Common stock: $.0001 par value; 30,000,000 shares
    authorized; 3,411,137 shares issued and outstanding                 341
    Additional paid in capital                                      178,766
    Deficit accumulated during the development stage               (219,910)
                  Total shareholders' equity                        (40,803)
                                                                  ----------
                                                                  $  13,064













                             See accompanying notes.

GAMA Computer Corporation
(A Development Stage Company)

STATEMENT OF EARNINGS (Unaudited)



                                                  Nine Months Ended
                                                    September 30,
                                             2000                 1999
                                          ---------------   ------------------

Operating expenses                       $   54,966          $   129,998
                                         ----------          -----------
Net (loss)                               $  (54,966)         $  (129,998)


















                             See accompanying notes.

GAMA Computer Corporation
(A Development Stage Company)

STATEMENTS OF SHAREHOLDERS' EQUITY (Unaudited)
Nine Months Ended September 30, 2000 and 1999


                                                               Deficit
                                                             Accumulated
                                                Additional    During the
                              Capital Stock      Paid in     Development
                           Shares       Amount   Capital        Stage     Total
--------------------------------------------------------------------------------


Balance at December
 31, 199                 83,252,366     $  325   $ 24,859    $(22,097)   $3,087
Issuance of 128,771
 shares                     128,771         13    142,410               142,423
Net loss for nine
 months ended
 September 30, 1999                                          (129,998) (129,998)
                       ---------------------------------------------------------
Balance at September
 30, 1999                 3,381,137        338    167,269    (152,095)   15,512
Net loss for three
 months ended
 December 31, 1999                                            (12,849)  (12,849)
                       ---------------------------------------------------------
Balance at December
 31, 199                 93,381,137        338    167,269    (164,944)    2,663
Issuance of 30,000
 shares                      30,000          3     11,497                11,500
Net loss for nine months ended
      September 30, 2000                                      (54,966)  (54,966)
                        --------------------------------------------------------
Balance at September
 30, 2000                 3,411,137      $ 341  $ 178,766   $(219,910) $(40,803)
                             ===================================================
















                             See accompanying notes.

GAMA Computer Corporation
(A Development Stage Company)
Statements of Cash Flows (Unaudited)


                                                           Nine Months
                                                              Ended
                                                          September 30,
                                                      2000             1999
                                                 -------------------------------
Operating Activities
Net (loss)                                     $    (54,966)        $(129,998)
Adjustments to reconcile net
(loss) to net cash
  (used  in)
operating
activities:
     Changes in operating assets and liabilities:
          Accounts                                    5,315                0
payable
                                                 -------------------------------
Net cash (used in) operating                        (49,651)        (129,998)
activities

Investing Activities
Due from shareholder                                 38,658          (15,295)
Investment in STB                                       175                0
Corp.
                                                 -------------------------------
Net cash provided by                                 38,833          (15,295)
investing activities

Financing Activities
Issuance of common                                   11,500          142,423
stock
                                                 -------------------------------
Net cash provided by                                 11,500          142,423
financing activities
                                                 -------------------------------
Increase (decrease)                                     682           (2,870)
in cash
Cash at beginning                                    12,382            5,413
of period
                                                 -------------------------------
Cash at end of                                    $  13,064         $  2,543
period
                                                 ===============================



                             See accompanying notes.

GAMA COMPUTER CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS - UNAUDITED
September 30, 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GAMA, Inc. (the "Company") was incorporated in Colorado on December 10, 1997, and had no previous operations. On January 9, 1998, the Company reorganized as a Delaware corporation and changed its name from GAMA, Inc. to GAMA Computer Corporation ("GAMA"). In addition to the common stock described in the accompanying balance sheet, GAMA is authorized to issue 5,000,000 shares of preferred stock (par value $.0001). No preferred stock was issued or outstanding as of September 30, 2000. GAMA is a developmental stage company under Statement of Financial Accounting Standard ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises".

GAMA initially planned on assembling and manufacturing computers in Mexico. However, in October 1999, GAMA decided to enter the internet industry as GAMA PC. GAMA PC provides an internet infrastructure solution to businesses that want to be able to use the internet for e-commerce. GAMA's technical services platform enables users to access these services through its application service provider using the World Wide Web in order to communicate in the digital world. GAMA is currently funding operations through the sale of stock and loans from shareholders. Should these sources of capital be unable to continue making contributions, the ability of the company to continue as a going concern may be impaired.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Income Taxes: GAMA follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

GAMA  incurred  a net  operating  loss of  $54,966  for the  nine  months  ended
September 30, 2000. No tax benefit or deferred tax asset has been recorded relating to the net operating loss because realization of the carryforward benefit is uncertain. For tax purposes, the net operating loss carryforward will expire in 2015.

The accompanying unaudited financial statements have been prepared in accordance with Item 310 (b) of Regulation S-B, and, therefore, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders' equity in conformity with generally accepted accounting principles. In the opinion of management, all adjustments are of a normal recurring nature. Readers of these financial statements should read the audited financial statements of he Company for the year ended December 31, 1999 which are included elsewhere in this registration statement.

GAMA COMPUTER CORPORATION
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS - UNAUDITED - Continued
September 30, 2000

NOTE B - RELATED PARTY TRANSACTIONS

GAMA has a "Rental and Other Services Agreement" with a related party which requires compensation of $50,000 annually. This amount was paid to the related party in April 1999 for 1999. GAMA also has a "Professional Services Consulting Agreement" with a majority shareholder which requires annual compensation of no less than $20,000 for the period from January 1, 1998 through December 31, 2000. Approximately $15,000 was paid related to this agreement for the nine months ended September 30, 2000.

NOTE C - COMMITMENTS AND CONTINGENCIES

In the course of its business affairs and operations, GAMA is subject to possible loss contingencies arising from federal, state, and local laws and regulations and third party litigation. There are no matters which, in the opinion of management, will have a material adverse effect on the financial position or results of operations of the Company.

                                    PART III


EXHIBITS

Exhibit
Number              Exhibit Name                                       Page
-------             ------------                                       -----
Exhibit 2      Plan of Acquisition, Reorganization, Arrangement,
               Liquidation, etc.                                        None

Exhibit 3      Articles of Incorporation, as amended, and Bylaws         (1)

Exhibit 4      Instruments Defining the Rights of Security Holders

   Exhibit 4.1    Incentive Stock Option Plan                            (1)

   Exhibit 4.2    Non-Qualified Stock Option Plan                        (1)

   Exhibit 4.3    Stock Bonus Plan                                       (1)

Exhibit 5      Subscription Agreement                                   None

Exhibit 9      Voting Trust Agreement                                   None

Exhibit 10     Material Contracts                                       None

   (1)      Previously filed

                                   SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                            GAMA COMPUTER CORPORATION




Date: December 28, 2000             By:  /s/ Pedro Villagran Garcia
                                         ---------------------------------------
                                         Pedro Villagran Garcia
                                         President and Chief Executive Officer